Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF FORMATION

OF PI MERGER SUB LLC

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.	The name of the limited liability company is Pi Merger Sub LLC.

2.

The Registered Office of the limited liability company in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, New Castle County, Delaware 19801. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of June 29, 2021.

/s/ Sherie Hollinger
Name: Sherie Hollinger Title: Authorized Person